Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JANUARY 31, 2024

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held on Wednesday, January 31, 2024 at 11:00 a.m. via live webcast. 1,844 shareholders holding 146,721,854 Class A subordinate voting shares and 26,445,706 Class B shares (multiple voting) were present or represented by proxy at the meeting, representing approximately 87.37% of the total votes attached to all issued and outstanding shares as of the record date on December 4, 2023.

Election of directors

All 15 directors proposed for election at the Annual General Meeting of Shareholders were elected by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
Sophie Brochu	406,601,034	99.45%	2,259,232	0.55%
George A. Cope	400,490,770	97.95%	8,369,496	2.05%
Jacynthe Côté	408,111,792	99.82%	747,154	0.18%
Julie Godin	405,079,164	99.08%	3,781,102	0.92%
Serge Godin	396,079,177	96.87%	12,781,089	3.13%
André Imbeau	406,041,565	99.31%	2,818,701	0.69%
Gilles Labbé	403,926,620	98.79%	4,933,646	1.21%
Michael B. Pedersen	396,318,135	96.93%	12,542,131	3.07%
Stephen S. Poloz	407,604,041	99.69%	1,256,184	0.31%
Mary G. Powell	400,379,571	97.93%	8,480,695	2.07%
Alison C. Reed	407,599,021	99.69%	1,261,245	0.31%
Michael E. Roach	405,950,315	99.29%	2,909,951	0.71%
George D. Schindler	406,679,807	99.47%	2,180,459	0.53%
Kathy N. Waller	404,288,048	98.88%	4,572,218	1.12%
Frank Witter	395,474,973	96.73%	13,385,293	3.27%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	410,554,722	99.85%	613,540	0.15%

Shareholder proposals

Shareholder Proposal Number One was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number One were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number One	2,456,997	0.60%	406,403,134	99.40%

Shareholder Proposal Number Two was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Two were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Two	69,279,624	16.94%	339,580,493	83.06%